Form C

Cover Page

Name of issuer:

Hoop Tea, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: MD
Date of organization: 7/11/2018

Physical address of issuer:

9008
Yellow Brick Road
Rosedale MD 21237

Website of issuer:

http://www.HoopTea.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

276,924

Price:

$1.30000

Method for determining price:

Dividing pre-money valuation ($6,500,000, or $5,000,000 for investors in the first $200,000) by number of shares outstanding on fully diluted basis.

Target offering amount:

$300,001.20

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.00

Deadline to reach the target offering amount:

9/15/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$100.00	$100.00
Cash & Cash Equivalents:	$100.00	$100.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Hoop Tea, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Allan Forsey	Director, Secretary, Treasurer	Hoop Tea, Inc.	2018
Daniel Robinson	CEO	Hoop Tea Inc	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Allan Forsey	Secretary	2018
Allan Forsey	Treasurer	2018
Allan Forsey	Director	2018
Daniel Robinson	CEO	2018
Daniel Robinson	President	2018
Daniel Robinson	Founder	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Daniel Robinson	4500000.0 Common Stock	90.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We propose operations under the business plan discussed herein. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the alcoholic beverage industry, especially in view of the intense competition from existing businesses in the industry. We are not profitable and the business effort is considered to be in a development stage. We must be regarded as a development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.
>
> There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that you will receive a return on your investment

Our manufacturing and marketing service provider, Southbound One, Inc., may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Hoop Tea branded products may be subject to state, local and federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations and such changes may result in added costs to our manufacturer and distributor, Southbound One, Inc. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services resulting in reduces sales of our Hoop Tea brand and, thus, reduced royalties from Southbound One, Inc. Our subcontractors will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We rely entirely on our contract with our affiliate, Southbound One, Inc., for manufacturing and distribution of Hoop Tea and marketing our products through licensed alcohol distributors. Although we believe that our management services provided to Southbound One, Inc. will mitigate a number of operating risks, any breach or termination of this contract will negatively affect our sales and distribution, decreasing our revenues. It may be difficult, expensive, or impossible to find a replacement supplier/distributor.

Third party distributors of Hoop Tea may not perform up to expectations for our products, and it will be difficult to remove and replace underperforming distributors once they are established within a territory. Changing distributors that are not performing to expectation can be time consuming and costly.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The beverage market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

We rely on consumers' demand for our products. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. Our continued success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our Hoop Tea brand, in any of our major markets, our financial results might be adversely affected.

Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

Our future success depends on the efforts of a small management team including our founder, Danny Robinson. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We will rely upon multiple co-packers to produce our product. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with our manufacturing and fulfillment partners and our ability to integrate their roles with our online marketing and customer service operations. If we are unable to smoothly integrate these third party operations into our business, or if we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customer in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Intellectual property – although the company's recipes are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to the recipes, reverse engineer the ingredients or production methods, or bribe individuals in the supply chain to provide information, trade secrets, or intellectual property to the detriment of the company. Additionally, our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted trademark registration covering our Hoop Tea brand and products and we expect to continue to file additional trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any future trademark applications. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

Maintaining a good reputation is critical to selling our Hoop Tea branded products. Our reputation could be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

- a perceived failure to maintain high ethical, social and environmental standards for all of our and our affiliate's operations and activities;
- a perceived failure to address concerns relating to the quality, safety or integrity of Hoop Tea branded products;
- the environmental impact relating to the manufacture of our Hoop Tea branded products, including use of agricultural materials, packaging, water and energy use, and waste management; or
- effects that are perceived as insufficient to promote the responsible use of alcohol.

Damage to our brand reputation or loss of consumer confidence in our Hoop Tea products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation, competitive position and brand equity.

Certain of the Hoop Tea flavors may have seasonal appeal and if all of our manufactured inventory does not sell in the appropriate season, we may be left with excess inventory that would have to be carried over to the next year. This might negatively affect our cash flow and royalty income stream

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$300,001**

Use of Proceeds: 37.5% will go to specialized equipment, 55% will go to working capital needs, and 7.5% towards Wefunder fees.

If we raise: **$1,069,999**

Use of Proceeds: 40% for purchasing raw materials and other inventories to be advanced to Southbound One, Inc., 20% for specialized manufacturing equipment that will be placed with copackers, but may be owned by Hoop Tea, Inc., 32.5% towards staffing and marketing efforts in new territories, 7.5% in Wefunder fees.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $6,500,000 Pre-money valuation.

See exact security attached as Appendix B, Investor Contracts.

Hoop Tea, Inc. is offering up to 869,230 shares of Series Seed Preferred Stock.

Investors in the first $200,000 of the raise will receive a share price of $1.00, at a pre-money valuation of $5,000,000 (the "early bird").

Investors in the remaining $869,999 of the raise will receive a share price of $1.30, and a pre-money valuation of $6,500,000.

Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least One Hundred Thousand Dollars ($100,000) in this offering and has thereby become a Major Investor (a "Major Investor") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above

Participation Right. (i) General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 11(d)(ii) of the subscription agreement) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

Grant of Proxy to Board of Company. The undersigned subscriber, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the board of directors of the Company (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and Proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares, at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 of the subscription agreement is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Grantor and the Proxy.

SPV Reorganization. The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Conversion Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

No terms of the Series Seed Preferred Stock may be modified, waived, changed, discharged or terminated except by an instrument in writing signed by the party against whom any such modification, waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	5,000,000	0	No
Common Stock	25,000,000	5,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company was incorporated with an initial authorized capital structure consisting of 1,000,000 shares of common stock, $0.001 par value per share. The Company initially issued 1,000 shares - 900 shares to Danny Robinson and 100 shares to Allan Forsey. Prior to the initial closing of this offering, the Company intends to file amended and restated articles of incorporation in the State of Maryland to increase its authorized capital to 25,000,000 shares consisting of 20,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,070,000 shares will be designated Series Seed Preferred Stock. Additionally, prior to the initial closing of this offering, the Company will complete a forward split of its outstanding common stock in the form of a dividend at a ratio of 5,000 shares to one share.

Prior to the close of this offering, the company intends to have issued, as a result of the forward split, a total of 5,000,000 shares of Common Stock. The cap table reflected above shows what the cap table will be prior to the closing of the campaign. The pre-money valuation of this round has been determined based on the issuance of those 5,000,000 shares of common stock. (not really - is this necessary? - see question 21 below)

Preferred stock does not have voting rights but does have liquidation preference over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has the right, subject to board of directors approval, to issue other series or classes of preferred stock that may have certain rights senior to those granted to the Series Seed Preferred stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, or the principal shareholders, may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.
The principal shareholders have the right to redeem their securities at any time. The principal shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.
In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interest in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

· unrelated third-party valuations of our common stock;

· the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of those securities relative to those of our common stock;

· our results of operations, financial position and capital resources;

· current business conditions and projections;

· the lack of marketability of our common stock;

· the hiring of key personnel and the experience of our management;

· the introduction of new products;

· the risk inherent in the development and expansion of our products;

· our stage of development and material risks related to our business;

· the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

· industry trends and competitive environment;

· trends in consumer spending, including consumer confidence;

· overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

· the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell other securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$0	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Danny Robinson is the majority shareholder and CEO of Hoop Tea, Inc. and the sole shareholder and President of Southbound One, Inc.Daniel Robinson / Southbound One, Inc.
Amount Invested	$0.00
Transaction type	Other
Issue date	11/15/18
Relationship	Robinson is CEO of Hoop Tea Inc and President of Southbound One Inc

Southbound One, Inc., owned by Danny Robinson, the majority shareholder of Hoop Tea, Inc, will have sold to Hoop Tea, Inc. prior to the first closing of this offering all of the HTIP currently owned by it in exchange for shares of common stock of Hoop Tea, Inc. Hoop Tea, Inc. and Southbound One, Inc. will have entered into a licensing and service agreement pursuant to which Hoop Tea, Inc. will license the HTIP to Southbound One, Inc. and provide certain management and operational services, raw materials, specialized manufacturing equipment and funds to Southbound One, Inc. and Southbound One, Inc. will pay Hoop Tea, Inc. a royalty on its sale of Hoop Tea. The royalty is a fixed amount per case of product sold, that will be adjusted on a quarterly basis as pricing and or product costing changes. / DBA Backshore Brewing Co; DBA Hoop Tea will pay Hoop Tea, Inc. a royalty to use the Hoop Tea intellectual property and also for services provided by Hoop Tea, Inc on its behalf. Southbound One, Inc. is owned by Daniel Robinson. Hoop Tea, Inc. will hold the intellectual property for the Hoop Tea-branded products, provide administrative support, and receive license fees from Southbound One, Inc. from the sale of Hoop Tea. The royalty is a fixed amount per case of product sold, that will be adjusted on a quarterly basis as pricing and/ or product costing changes. Theat initial royalty rate is $5.75 per case of cans and $22.00 per case of pouches. Hoop Tea, Inc may also purchase specialized equipment that may help to improve the cost of manufacture of the Hoop Tea products, in turn, benefitting Hoop Tea in the form of a higher royalty.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hoop Tea, Inc., a recently formed Maryland corporation, was organized to acquire and manage the Hoop Tea brand. Hoop Tea is a craft alcoholic beverage brand for modern consumers who prefer products with "clean labels," low calories and thoughtful ingredients. The Hoop Tea brand was created by Southbound One, Inc. as a test in 2015 and went into initial production in 2016, and, as such, all historical sales activities relating to the Hoop Tea brand were conducted by Southbound One, Inc.

Prior to the initial closing of this offering, the Hoop Tea trademark and other related intellectual property (the "HTIP") will be sold and transferred to Hoop Tea, Inc., by Southbound One, Inc. in exchange for shares in Hoop Tea, Inc. Along with and at the time of the HTIP transfer, Hoop Tea, Inc. and Southbound One, Inc. will enter into a royalty and services agreement pursuant to which Hoop Tea, Inc. will license the HTIP to Southbound One, Inc., which under its brewing license will manufacture, package, inventory and distribute the Hoop Tea line of products. In addition to licensing the HTIP to Southbound One, Inc., under the licensing and services agreement Hoop Tea, Inc. will provide services, and may, from time to time, advance funds, to Southbound One, Inc., relating to materials sourcing, manufacturing and equipment acquisition and support, product marketing support, sales support, logistics, warehousing, and other administrative services. In exchange, Hoop Tea, Inc. will receive from Southbound One, Inc. royalties from its sale of Hoop Tea in addition to the return of any funds advanced to Southbound One, Inc. under the royalty and services agreement.
Southbound One, Inc. has been manufacturing and selling Hoop Tea branded products for the past three years. Although under a new corporate structure, Hoop Tea, Inc. intends to replicate the business model and sales strategies established by Southbound One, Inc. into new territories that fit with the Hoop Tea brand strategy. Southbound One, Inc., will continue to be responsible for manufacturing, packaging, distributing and selling the Hoop Tea branded products. There can be no assurances, however, that Hoop Tea, Inc. will be able to replicate the sales levels or results achieved by Southbound One, Inc.

The history of the Hoop Tea brand and any related historical sales results data presented in this offering statement or in the attached exhibits relate to the historical business of Southbound One, Inc. and are being provided for illustrative purposes only.

Milestones Achieved by Southbound One, Inc.

Since Hoop Tea was created:

· The demand for Hoop Tea has been increasing faster than Southbound One, Inc. could keep up with. Hoop Tea, Inc expects that every dollar invested will translate to increased sales.

· The Flavored Malt Beverage (FMB) category is booming, and its growth rate is surpassing that of craft beer. Hoop Tea is one of the only craft FMB brands pioneering the category.

· In a single summer, Southbound One, Inc. achieved $1.3 million in sales of Hoop Tea with only one full time employee and no outside investment!

· Hoop Tea's organic growth and demand from its loyal tribe of fans has landed its brand in some of the country's top bars and chain stores

· Hoop Tea, Inc. has assembled a leadership team of industry superstars bringing experience from established companies such as Heineken and Molson.

There can be no assurances that Hoop Tea, Inc. will be able to replicate or build on any of the historical results achieved by its affiliate, Southbound One, Inc.

Historical Results of Operations

Our company was organized in July 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. For the period ended December 31, 2018, the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $100, including $100 in cash.As of December 31, 2018, the Company had total assets of $100, including $100 in cash.
- *Net Income.* The Company has had net income of $0 for 2019 and $0 for 2018.
- *Liabilities.* The Company's liabilities totaled $0 for 2019 and $0 for 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Hoop Tea, Inc. plans to use the proceeds as set forth in this Form C under "Use of Funds". There are no other sources of capital in the immediate future, although the founder can contribute capital to the business if needed.

We will likely require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. We plan to raise additional capital in 12 months although there can be no assurances that we will be successful in this endeavor at all or on terms favorable to us. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hoop Tea Inc. cash in hand is $100, as of September 2019. Over the three months ending in September 2019, revenues of Hoop Tea, generated by Southbound One, Inc., averaged approximately $140,000 per month, cost of goods sold has averaged $94,000 per month, and operating expenses averaged $49,000 per month. Hoop Tea, Inc. expects that Southbound One, Inc. will continue to be able to sell the Hoop Tea brand and generate royalties for us. The intent of Hoop Tea, Inc is to be profitable through the receipt of royalties in 8 months.

We believe that we'll be able to reach consistent profitability if our Hoop Tea branded products get into large chain stores. We are're currently in discussions with some larger stores, and now that we believe our supply chain, through the historical efforts of Southbound One, Inc. has been stabilized, we feel ready to enter into these stores. We cannot assure you, however, that we will be successful in getting the Hoop Tea brand of products in any of the chain stores that we may target.

We have new flavors planned that, we expect, will allow us to sell "off season" flavors. We anticipate those flavors to be ready to be manufactured in the next 3 - 6 months.

The nature of the business for Hoop Tea products is currently highly seasonal, with the majority of the revenue being generated in May through September. Accordingly, we expect royalty revenues earned on the sale of Hoop Tea products for the six months ending in May 2020 to be approximately $230,000, and the our total operating expenses to be approximately $290,000. It should be noted that the royalty revenue earned by Hoop Tea, Inc. is not the same as the gross sales of the products generated by Southbound One, Inc., as there are product manufacturing costs associated with those gross sales.

We expect (although cannot guarantee) to raise additional capital in 12 - to 18 months following this offering, from institutional investors.;

We plan on introducing our products into territories that are less seasonal in nature than the territories in which Hoop Tea is currently sold.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://hooptea.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Hoop Tea Subscription Agreement Early Bird
Hoop Tea Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Allan Forsey
Daniel Robinson

Appendix E: Supporting Documents